UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

The Howard Hughes Corporation
(Name of Subject Company (Issuer))
Pershing Square, L.P.
Pershing Square International, Ltd.
Pershing Square Holdings, Ltd.
(Offerors)
Pershing Square Capital Management, L.P.
PS Management GP, LLC
William A. Ackman
(Other Persons)
(Names of Filing Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
44267D107
(CUSIP Number of Common Stock)

Steve Milankov, Esq.
Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, New York 10019
(212) 813-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Scott D. Miller
Alan J. Sinsheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 15,180,369
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,180,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,180,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*
This calculation is based on 49,900,872 shares of common stock, par value $0.01 per share (each, a “Common Share”), outstanding as of October 26, 2022, as reported in the Form 10-Q of The Howard Hughes Corporation filed on November 2, 2022 (the “Form 10-Q”).

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 15,180,369
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,180,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,180,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
This calculation is based on 49,900,872 Common Shares outstanding as of October 26, 2022, as reported in the Form 10-Q.

CUSIP No. 44267D107
1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 15,180,369
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 15,180,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,180,369
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
This calculation is based on 49,900,872 Common Shares outstanding as of October 26, 2022, as reported in the Form 10-Q.

COMBINED AMENDMENT TO SCHEDULE 13D/A AND SCHEDULE TO-T/A
This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, the “Purchasers”), Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”), PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and William A. Ackman, a citizen of the United States, on October 14, 2022, as previously amended and supplemented (as so amended and supplemented, the “Schedule TO”), relating to the offer by the Purchasers to purchase up to an aggregate of 6,340,000 shares of common stock, $0.01 par value per share (each, a “Common Share”), of The Howard Hughes Corporation, a Delaware corporation, at a price not greater than $70.00 nor less than $61.00 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest.
As permitted by General Instruction G to Schedule TO, this Amendment No. 3 also amends and supplements the statement on Schedule 13D originally filed on December 4, 2019 by PSCM, PS Management and William A. Ackman, as previously amended and supplemented (as so amended and supplemented, the “Schedule 13D”).
Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO and Schedule 13D remains unchanged and this Amendment No. 3 does not modify any of the information previously reported.
ITEMS 1 through 11 of the Schedule TO and Items 3 and 5 of the Schedule 13D.
Items 1 through 11 of the Schedule TO and Items 3 and 5 of the Schedule 13D are hereby amended and supplemented by adding the following text:
At 12:00 Midnight, New York City time, at the end of November 28, 2022, the Offer expired. The Purchasers have accepted for payment, at a purchase price of $70.00 per Common Share, and will promptly pay for, all 1,559,205 Common Shares that were validly tendered and not validly withdrawn pursuant to the Offer.
A copy of the press release announcing the final results of the Offer is filed as Exhibit (a)(5)(iv) to this Amendment No. 3 and is incorporated herein by reference.
On November 29, 2022, PSH purchased 1,000 Common Shares in an open market transaction at a purchase price of $69.8926 per Common Share.
The Purchasers used cash derived from their capital to fund the purchases described above.
After giving effect to the foregoing transactions, PSCM, PS Management and William A. Ackman beneficially own 15,180,369 Common Shares, or approximately 30.4% of the 49,900,872 Common Shares outstanding as of October 26, 2022 as reported in the Form 10-Q of The Howard Hughes Corporation filed on November 2, 2022.
ITEM 12.   EXHIBITS
Item 12 of the Schedule TO is hereby amended and restated in its entirety as set forth below:
“EXHIBIT INDEX
(a)(1)(i)	Offer to Purchase, dated October 14, 2022.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Text of Summary Advertisement, as published in the Wall Street Journal on October 14, 2022.*
(a)(1)(vii)	Amendment and Supplement to the Offer to Purchase, dated November 11, 2022.*
(a)(1)(viii)	Amended Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(ix)	Amended Form of Notice of Guaranteed Delivery.*
(a)(5)(i)	Press Release issued by Pershing Square Capital Management, L.P., dated October 14, 2022.*
(a)(5)(ii)	Press Release issued by Pershing Square Capital Management, L.P., dated November 11, 2022.*
(a)(5)(iii)	Press Release issued by Pershing Square Capital Management, L.P., dated November 29, 2022.*
(a)(5)(iv)	Press Release issued by Pershing Square Capital Management, L.P., dated November 30, 2022.
(b)	None.
(d)(1)	Registration Rights Agreement, dated November 9, 2010 (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed with the SEC on November 19, 2010 by PSCM, PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman).*
(g)	None.
(h)	None.
107	Filing Fee Table*

*
Previously filed.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.
Dated: November 30, 2022
PERSHING SQUARE, L.P.
By:
Pershing Square GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.
By:
Pershing Square Capital Management, L.P.,
its investment manager

By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE HOLDINGS, LTD.
By:
Pershing Square Capital Management, L.P.,
its investment manager

By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By:
PS Management GP, LLC, its general partner

By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

PS MANAGEMENT GP, LLC
By:
/s/ William A. Ackman

Name:
William A. Ackman

Title:
Managing Member

/s/ William A. Ackman

William A. Ackman